Section II: Registration with Foreign Financial Regulatory Authorities

AUSTRALIAN FINANCIAL SERVICES

Foreign Registration Number: AFSL #483575 / ABN 34133513827

Country: Australia

CHINA BANKING AND INSURANCE REGULATORY COMMISSION

Foreign Registration Number: 91110000X000343313, 91440000X18467477T, 91310000792796659G

Country: China

RESERVE BANK OF INDIA

Foreign Registration Number: BOM.37, BL.B.197

Country: India

MONETARY AUTHORITY OF SINGAPORE

Foreign Registration Number: S74FC2433H

Country: Singapore

KANTO FINANCIAL BUREAU ENTRUSTED BY FINANCIAL SERVICES AGENCY

Foreign Registration Number: 2800

Country: Japan

FINANCIAL SERVICES COMMISSION

Foreign Registration Number: 104-84-00466

Country: South Korea

FINANCIAL SUPERVISORY SERVICES

Foreign Registration Number: 104-84-00466

Country: South Korea